EXHIBIT 21.1
Subsidiaries of Build-A-Bear Workshop, Inc.

Subsidiary:	Jurisdiction of Incorporation/Organization:

Build-A-Bear Entertainment, LLC	Missouri

Build-A-Bear Workshop Franchise Holdings, Inc.	Delaware

Build-A-Bear Workshop Canada Ltd.	New Brunswick

Build-A-Bear Retail Management, Inc.	Delaware

Build-A-Bear Workshop UK Holdings Limited	United Kingdom

The Bear Factory Limited	United Kingdom

Amsbra Limited	United Kingdom

Hobbies and Models Limited	United Kingdom

Build-A-Bear Workshop Ireland Limited	Ireland